UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

CASI Pharmaceuticals Received Notice of Termination of Commercialization Collaboration for CNCT19 from Juventas

On March 2, 2024, CASI Pharmaceuticals, Inc., a Cayman Islands incorporated company  (“CASI” or the “Company”) received a notice from Juventas Cell Therapy Ltd. (“Juventas”), which purported to terminate certain Exclusive License Agreement, dated June 15, 2019 and certain Supplementary Agreement to the Exclusive License Agreement, dated September 29, 2020 (collectively, the “CNCT19 Agreements”), between the Company and Juventas with respect to the commercialization of Juventas’ cell therapy, Inaticabtagene Autoleucel (CNCT 19) (“CNCT19 Product”). The Company subsequently responded to Juventas’s purported termination notice, noting that Juventas was not entitled to unilaterally terminate the CNCT19 Agreements and further demanding that Juventas cease any conduct that may constitute further breach of the CNCT19 Agreements and execute a written undertaking regarding compliance with the CNCT19 Agreements by March 13, 2024.  As of now, the Company has not received any response from Juventas concerning the CNCT19 Agreements or its purported termination notice.

The Company categorically rejects any alleged basis of termination in Juventas’s termination notice, believes that the purported termination is invalid, and intends to vigorously assert and enforce its rights under the CNCT 19 Agreements through all available legal means.  The Company cannot predict right now the outcome of any legal actions concerning Juventas’s purported termination of the CNCT19 Agreements or how the parties’ dispute would ultimately be resolved.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei (Larry) Zhang
	Name:	Wei (Larry) Zhang
	Title:	President

Date: March 13, 2024